[Haynes and Boone, LLP Letterhead]
July 10, 2007
Via Facsimile 202.772.9368
Ms. Donna Levy
Ms. Lily Dang
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toreador Resources Corporation
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142731
Form 10-K, for the year ended December 31, 2006
Filed March 16, 2007
File No. 0-02517
Dear Ms. Levy and Ms. Dang:
          On behalf of Toreador Resources Corporation (the “Company”), we are submitting for your review a revised draft of the Company’s responses to the comment number 3 to the Company’s Form S-1 (the “Form S-1”) and Form 10-K for the year-ended December 31, 2006 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated June 4, 2007.
          The staff’s comment is set forth below and the Company’s response is set forth after the staff’s comments.
3.	We note from your table on page F-18 that you have exploratory well costs that have been capitalized for a period greater than one year. Please expand your disclosure to describe the activities you have undertaken to date, and the remaining activities required to complete your reserve evaluation, to comply with paragraph 10c of FSP FAS 19-1.

Response: As discussed with the SEC, the Company will include the expanded disclosure in its financial statements in future filings under the Securities Exchange Act of 1934, as amended, and any applicable filings under the Securities Act of 1933, as amended; however, at this time the Company proposes to include the updated disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation including where wells have been expensed as dry holes. Attached is a blackline of “Management’s Discussion and Analysis of

Ms. Donna Levy
Ms. Lily Dang
July 10, 2007

Financial Condition and Results of Operation – Critical Accounting Policies and Management’s Estimates – Successful Efforts Method of Accounting” for the Form 10-K/A and Form S-1/A showing the changes to the previous proposed additional language regarding both capitalized exploratory well costs that have been capitalized for a period greater than one year and capitalized exploratory well costs that have capitalized for a period of one year or less.
          Please let me know if the proposed response is acceptable. You can reach me at 214.651.5119.
Very truly yours,
/s/ W. Bruce Newsome
W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:	Karl Hiller (202.772.9368)
Nigel Lovett
Charles Campise

Ms. Donna Levy
Ms. Lily Dang
July 10, 2007

Attachment to Response No. 3
Form 10-K/A
Successful Efforts Method of Accounting
     We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.
     As of December 31, 2006, we have approximately $4.4 million of exploratory costs that had been capitalized for one year or less which included one well located in the United States, two wells in Hungary and two wells in Romania. The U.S. well has been completed and is being evaluated further. Currently, approximately $77,000 has been capitalized and if no additional work is done on the well by September 30, 2007, we will expense the well as dry hole cost. During the first quarter 2007, we declared the two Hungarian wells and the two Romanian wells as dry holes and expensed approximately $4.3 million as dry hole cost.
     As of December 31, 2006, we had approximately $856,000 of exploratory costs that had been capitalized for a period greater than one year which included two wells located in the United States. One of the wells was spudded on October 12, 2005 and the drilling rig was released on November 6, 2005 after the successful testing of the well. The closest natural gas pipeline connection was approximately three miles from the well and the operator chose to delay completion of the well until a satisfactory natural gas market could be identified and the well could be completed and tied into a sales line economically. We expect this to occur by year end 2007. The second well was spudded on August 4, 2005 and due to the multiple pay zones encountered in the well, testing continued through the first quarter of 2006. For the remainder of 2006 the operator evaluated the test results to devise a completion procedure that would achieve maximum production from all pay zones for a minimal amount of capital outlay. We anticipate that the well will be transferred from capitalized exploratory cost in 2007.

Ms. Donna Levy
Ms. Lily Dang
July 10, 2007

     The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and, therefore, management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.
     The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred.

Ms. Donna Levy
Ms. Lily Dang
July 10, 2007

     Form S-1/A
     Successful Efforts Method of Accounting — We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.
     As of December 31, 2006, we had approximately $4.4 million of exploratory costs that had been capitalized for a period of one year of less including one well located in the United States, two wells in Hungary and two wells in Romania. The U.S. well has been completed and is being evaluated further. Currently, approximately $77,000 has been capitalized and if no additional work is done on the well by September 30, 2007, we will expense the well as dry hole cost. During the first quarter 2007, we declared the two Hungarian wells and the two Romanian wells as dry holes and expensed approximately $4.3 million as dry hole cost.
     As of December 31, 2006, we had approximately $856,000 of exploraty costs that had been capitalized for a period of greater than one year including two wells located in the United States. One of the wells was spudded on October 12, 2005 and the drilling rig was released on November 6, 2005 after the successful testing of the well. The closest natural gas pipeline connection was approximately three miles from the well and the operator chose to delay completion of the well until a satisfactory natural gas market could be identified and the well could be completed and tied into a sales line economically. We expect this to occur by year end 2007. The second well was spudded on August 4, 2005 and due to the multiple pay zones encountered in the well, testing continued through the first quarter of 2006. For the remainder of 2006 the operator evaluated the test results to devise a completion procedure that would achieve maximum production from all pay zones for a minimal amount of capital outlay. We anticipate that the well will be transferred from capitalized exploratory cost in 2007.
     The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that

Ms. Donna Levy
Ms. Lily Dang
July 10, 2007

commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and, therefore, management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.
     The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred.